Exhibit 11.1

SILICOM LTD.
CODE OF ETHICS

This Code of Ethics (the “Code of Ethics”) has been unanimously adopted by the Board of Directors (the “Board of Directors”) of Silicom Ltd. (the “Company”) and is intended to apply to all employees, officers and directors of the Company (“Company Personnel”). References in this Code of Ethics to the Company are references to the Company and its subsidiaries.

1. Purpose of Code of Ethics

The purpose of this Code of Ethics is to promote honest and ethical conduct by Company Personnel, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; avoidance of conflicts of interest, including disclosure to the CFO of the Company (the “Compliance Officer”) of any material transaction or relationship that reasonably could be expected to give rise to such a conflict; full, fair, accurate, timely and understandable disclosure in periodic reports filed by Company as well as in its other public communications; compliance with all applicable governmental rules and regulations; prompt internal reporting of violations of this Code of Ethics; and accountability for adherence to this Code of Ethics.

2. Conflicts of Interest

Company Personnel should strive to avoid a conflict of interest with regard to the Company’s interests.

The Company acknowledges and values the right and will of Company Personnel to engage in activities other than the Company’s business and activities, so long as such activities do not create a conflict of interest and do not interfere with the responsibility to the Company of such Company Personnel or their efficiency in performing such responsibilities.

A “conflict of interest” may exist whenever an individual’s private interests, including the interests of the family members (meaning spouse, siblings, parents, grandparents, children, stepchildren and the spouse of each of these) of such individual, conflict in any way (or even appear to conflict) with the interests of the Company. A conflict situation can arise when Company Personnel or their family members take actions or have interests that may make it difficult to perform their Company work objectively. Conflicts of interest may also arise when Company Personnel or their family members, receive improper personal benefits as a result of their position in the Company. Loans to, or guarantees of obligations of, Company Personnel and their respective family members may create conflicts of interest.

The following are examples of situations which should be avoided:

1.	Company Personnel engaging in other jobs, which interfere with their efficiency or the performance of their tasks in the Company.

2.	Company Personnel or their family members possessing ownership interests in any of the Company’s recent, current or prospective customers, competitors, suppliers or service providers. However, with respect to recent, current or prospective customers, competitors, suppliers or service providers that are public companies, it is acceptable to hold ownership interests, including the interests of family members, in an amount equal to the lesser of (i) 1% of the outstanding share capital of such company, and (ii) 5% of the funds that such individual has invested in public companies at such time.

3.	The provision of services of any kind, including service as a director, officer, employee or consultant, to a recent, current or prospective customer, competitor, supplier or service provider of the Company by Company Personnel or their family members.

4.	The conduct of business on behalf of the Company by Company Personnel with a competitor, supplier, customer or other business partner of the Company, if such Company Personnel or their family members directly or indirectly own a financial interest in, or have an obligation to, such entity or person which interest or obligation is significant to such individual or their family members.

5.	Any investment, interest or association that interferes, might interfere, or might be thought to interfere, with the exercise of judgment in the Company’s best interests by Company Personnel.

6.	Company Personnel or their family members acting as a broker, finder or other intermediary in a transaction involving the Company.

7.	The receipt by Company Personnel or their family members of money, loans, gifts, benefits, services or anything of monetary value from any of the Company’s recent, current or prospective customers, competitors, suppliers or service providers, including common courtesies and hospitalities if their scale or nature would in any way appear to affect the impartiality of Company Personnel or imply a conflict of interest. However, if there is no reasonable likelihood of improper influence in the performance of duties on the part of Company Personnel on behalf of the Company, it is acceptable to receive:

—	normal business courtesies that are reasonable in nature, frequency and cost, such as meals, occasional athletic, social or cultural events, or participation in corporate promotional events, all involving no more than ordinary amenities;

—	paid trips or guest accommodations in connection with proper Company business with the prior written approval of the Compliance Officer;

—	fees or other compensation received from any organization in which membership or an official position is held with the prior written approval of the Compliance Officer;

—	loans from financial institutions made in the ordinary course of their business on customary terms and at prevailing rates; or

—	gifts of nominal value (less than $200) during the holiday season.

Although it is not always possible to avoid conflicts of interest, it is the Company’s policy to minimize such conflicts when possible. Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with the Compliance Officer.

Company Personnel who become aware of a conflict or potential conflict should bring it to the attention of the Compliance Officer who, subject to applicable law and in consultation with the CEO of the Company if deemed appropriate, can provide guidelines for behavior.

3. Corporate Opportunity

Except as may be approved by the Board of Directors and in accordance with applicable law, Company Personnel are prohibited from (a) taking for themselves personally opportunities that belong to the Company or are discovered through the use of corporate property, information or position; (b) using corporate property, information or position for personal gain; and (c) competing with the Company.

4. Confidentiality

All Company Personnel must maintain the confidentiality of Confidential Information entrusted to them by the Company or its suppliers or customers, except when disclosure is authorized by the Company or required by laws, regulations or legal proceedings.

“Confidential Information” includes, but is not limited to, non-public information that might be of use to competitors of the Company, or harmful to the Company or its customers if disclosed. Whenever feasible, employees, officers and directors should consult with the Company’s Compliance Officer if they believe they have a legal obligation to disclose confidential information.

5. Fair Dealing

Company Personnel are required to deal fairly with the Company’s customers, suppliers, competitors, officers and employees. None should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practice. Stealing proprietary information, misusing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited.

6. Protections and Proper Use of Company Assets

Company Personnel should protect the Company’s assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on the Company’s profitability. All Company assets should be used for legitimate business purposes. For purposes of clarity, it is acceptable to make reasonable personal use of the Company’s assets while at work. Questions as to whether a specific use of the Company’s assets constitutes “reasonable personal use” should be directed to the Compliance Officer before making personal use of the Company’s assets.

7. Proper Accounting and Financial Integrity; Accurate Periodic Reports

All transactions must be executed only in accordance with management’s general or specific authorization. The Company’s books, records and accounts must reflect, accurately and fairly and within the Company’s regular system of accountability, all of the Company’s transactions and the acquisition and disposition of its assets. All transactions shall be accurately recorded to permit the preparation of financial statements in conformity with generally accepted accounting principles consistently applied and other applicable rules, regulations and criteria, and to insure full accountability for all assets and activities of the Company. Under no circumstances shall there be any unrecorded funds or assets of the Company, regardless of the purposes for which such fund or asset may have been intended, or any improper or inaccurate entry, knowingly made on the books and records of the Company. No payment on behalf of the Company shall be approved or made with the intention or understanding that any part of such payment is to be used for a purpose other than that described by the documents supporting the payment.

Full, fair, accurate, timely and understandable disclosure in the periodic reports filed with the SEC and Nasdaq is required by SEC and Nasdaq rules and is essential to the continued success of the Company. Depending on their respective positions with the Company, employees, officers or directors may be called upon to provide information necessary to assure that the Company’s public reports are full, fair, accurate, timely and understandable. The Company expects employees, officers and directors to take this responsibility very seriously and to provide prompt and accurate answers to inquiries related to the Company’s public disclosure requirements and to exercise the highest standard of care in preparing the Company’s public reports in accordance with the guidelines set forth below, including, without limitation, the following:

—	All Company accounting records, as well as reports produced from those records, must be kept and presented in accordance with the laws of each applicable jurisdiction.

—	All records must fairly and accurately reflect the transactions or occurrences to which they relate.

—	All records must fairly and accurately reflect in reasonable detail the Company’s assets, liabilities, revenues and expenses.

—	The Company’s accounting records must not contain any intentionally false or intentionally misleading entries.

—	No transaction may be intentionally misclassified as to accounts, departments or accounting periods.

—	All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper accounts and in the proper accounting period.

—	No information may be concealed from the internal auditors, the independent auditors, the Audit Committee of the Board of Directors or the Board of Directors.

—	Compliance with generally accepted accounting principles and the Company’s system of internal accounting controls is required at all times.

The Company has formed a Disclosure Committee led by its CFO, to oversee the preparation and review of public disclosure documents.

8. Accounting Complaints

Company Personnel who have concerns or complaints regarding questionable accounting or auditing practices are encouraged to promptly submit those concerns or complaints (anonymously, confidentially or otherwise) to the Chairman of the Audit Committee whose contact details are set forth in Exhibit A hereto, who will, subject to his or her duties arising under applicable law, regulations and legal proceedings, treat such submissions confidentially. Such submissions may be directed to the attention of the Chairman of the Audit Committee at the principal executive offices of the Company or at the address or telephone number set forth in Exhibit A.

9. Reporting any Illegal or Unethical Behavior

Company Personnel are encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and, when in doubt, about the best course of action in a particular situation. Company Personnel who believe that a violation of this Code or other illegal or unethical conduct by any employee, officer or director has occurred or may occur should promptly contact a supervisor, a corporate officer, the Compliance Officer or the Chairman of the Audit Committee at the address or telephone number set forth in Exhibit A. Such reports may be made confidentially or anonymously. Confidentiality will be protected, subject to applicable law, regulation or legal proceedings.

10. No Retaliation

The Company will not permit retaliation of any kind by or on behalf of the Company and its employees, officers and directors against good faith reports or complaints of violations of this Code or other illegal or unethical conduct.

11. Compliance with Laws, Rules and regulations

The activities of the Company and all Company Personnel acting on its behalf must always be in full compliance with both the letter and spirit of all laws, rules and regulations applicable to the Company and its business. Furthermore, Company Personnel shall not assist any third party in violating any applicable law, rule or regulation. This principle applies whether or not such assistance is, itself, unlawful. All Company Personnel must respect and obey the laws of the cities, states and countries in which the Company operates and avoid even the appearance of impropriety. When there is a doubt as to the lawfulness of any proposed activity, advice must be sought from the Compliance Officer.

This Code of Ethics does not summarize all applicable laws, rules and regulations. Violation of applicable laws, rules or regulations may subject the Company, as well as any Company Personnel involved, to severe adverse consequences, including imposition of injunctions, monetary damages (which could far exceed the value of any gain realized as a result of the violation), fines and criminal penalties, including imprisonment. In addition, actual or apparent violations of applicable laws, rules and regulations by the Company or Company Personnel can undermine the confidence of the Company’s customers, investors, creditors and bankers, as well as that of the general public.

12. Internal Communication and Enforcement of Policy

Communication of the policies contained in this Code of Ethics will be made to all Company Personnel.

It is important that Company Personnel comply not only with the letter but, equally importantly, the spirit of these policies. If you believe that a one of the Company’s employees, officers or directors is acting in a manner that is not in compliance with this policy, or that you have been requested to so act in such a manner, you should immediately bring this matter to the attention of the Compliance Officer. In order to encourage uninhibited communication of such matters, such communications will be treated confidentially to the fullest extent possible and no disciplinary or other retaliatory action will be taken against anyone who communicates such matters.

13. Effect of Failure to Comply

Any questions regarding this Code of Ethics or its application should be discussed with the Compliance Officer. Conduct that violates this Code of Ethics or applicable law is expressly outside the scope of the relationship between the Company and Company Personnel. Company Personnel who are suspected of having violated this Code of Ethics or applicable law will receive an opportunity to present and defend their actions in a hearing before the Compliance Officer. Following such hearing, Company Personnel whose conduct is found by the Compliance Officer (in consultation with the CEO of the Company if deemed appropriate) to violate this Code of Ethics or applicable law will be subject to disciplinary action by the Company, including, in the Company’s discretion, discharge and/or forfeiture of any benefits or rights (including contractual rights) which, under applicable law, are forfeitable upon discharge for cause, and to the enforcement of such other remedies as the Company may have under applicable law.

14. Amendment, Modification and Waiver

This Code may be amended, modified or waived by the Board of Directors, subject to the disclosure and other provisions of the U.S. Securities Exchange Act of 1934 and other applicable laws and the rules and regulations thereunder and the applicable rules of the Nasdaq National Market.

Exhibit A

Chairman of the Audit Committee:

Einat Domb-Har

Phone: 054-444-5262

Email: einathar@netvision.net.il